BY-LAW NO. 2

A by-law relating generally to forum selection of
ENERPLUS CORPORATION

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
FORUM SELECTION

1.1   Unless Enerplus Corporation (the "Corporation") consents in writing to the selection of an alternative forum, the Court of Queen's Bench of the Province of Alberta, Canada and the appellate Courts therefrom (or, failing such court, any other "Court" as defined in the *Business Corporations Act* (Alberta), as amended from time to time (the "ABCA") having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a)   any derivative action or proceeding brought on behalf of the Corporation;

(b)   any application for an oppression remedy;

(c)   any action or proceeding asserting a claim of breach of the duty of care owed by the Corporation or any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders;

(d)   any action or proceeding asserting a claim of breach of the fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders;

(e)   any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or the Corporation's articles or by-laws (as either may be amended from time to time); or

(f)   any action or proceeding asserting a claim otherwise related to the "affairs" (as defined in the ABCA) of the Corporation.

1.2   If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Alberta (a "Foreign Action") in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the provincial and federal Courts located within the Province of Alberta in connection with any action or proceeding brought in any such Court to enforce the preceding sentence, and (ii) having service of process made upon such shareholder in any such action or proceeding by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

SECTION TWO
EFFECTIVE DATE

The foregoing by-law was made by the directors of the Corporation on the 16th day of March, 2016.


ENERPLUS CORPORATION

By: (signed) "*David A. McCoy*"
Name: David A. McCoy
Title: Vice President, General Counsel
          & Corporate Secretary
